Hilltop Holdings Inc.

200 Crescent Court, Suite 1330

Dallas, Texas 75201

October 10, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Michael Clampitt

Re:                             Hilltop Holdings Inc.
Registration Statement on Form S-4
File No. 333-196367

Dear Mr. Clampitt:

Reference is made to the letter of Hilltop Holdings Inc., filed as correspondence via EDGAR on October 8, 2014, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, October 10, 2014, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

Hilltop Holdings Inc.

By:	/s/ COREY G. PRESTIDGE
Corey G. Prestidge
General Counsel and Secretary